August 22, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: GeneLink, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 15, 2013

File No. 000-30518

Dear Ms. Cvrkel:

This letter is to confirm the discussion between Michael Smith, Sr. VP of Operations at GeneLink, and Claire Erlanger per the SEC Comment Letter received August 8, 2013, GeneLink requested and was granted an additional 10 business days to respond to the letter. The response to the letter and a draft 10-K Amendment will be filed on or before September 6, 2013.

Sincerely,

/s/ Bernard L. Kasten, Jr., M.D.

Dr. Bernard Kasten, Jr. MD

Chief Executive Officer